Mail Stop 3561

February 2, 2010

Mr. Alex Stelmak
Chief Executive Officer
Advanced Technologies Group, Inc.
331 Newman Springs Road
Suite 143
Red Bank, NJ 07701

> **Re:** **Advanced Technologies Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2009**
> **Filed May 18, 2009**
> **File No. 000-30987**

Dear Mr. Stelmak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief